FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 under the securities exchange act of 1934

For the month of September 2002

KERZNER INTERNATIONAL LIMITED
(Translation of registrant's name into English)

Coral Towers, Paradise Island, The Bahamas
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

If "yes" is marked, indicate below this file number assigned to the registrant in connection with Rule 12g-3-2(b):

Exhibit Index is on Page 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 13, 2002   KERZNER INTERNATIONAL LIMITED

By: /s/John R. Allison

Name: John R. Allison

Title: Executive Vice President

            Chief Financial Officer

EXHIBIT LIST

Exhibit	**Description**
99.1	Press Release on September 12, 2002 Kerzner Announces Closing of Palmilla Acquistion



FROM: Kerzner International Limited
The Bahamas
Contact: John Allison
Tel: +1.242.363.6016

FOR IMMEDIATE RELEASE

KERZNER ANNOUNCES CLOSING OF PALMILLA ACQUISITION

PARADISE ISLAND, The Bahamas, September 12, 2002 – Kerzner International Limited (NYSE: KZL) announced the closing of its previously announced acquisition, through an affiliated entity, of a 50% interest in the 115-room Palmilla Resort, a deluxe five-star property located near Cabo San Lucas in Baja, Mexico that also owns and operates a 27-hole Jack Nicklaus-designed golf course.

The Company acquired its 50% interest for a purchase price of approximately $38.75 million and has also entered into a long-term management and development agreement. The acquisition was funded by the Company through a combination of cash on hand and senior bank debt.

About the Company

Kerzner International Limited is a leading developer and operator of premier casinos, resorts and luxury hotels. The Company's flagship destination is Atlantis, a 2,317-room, ocean-themed resort located on Paradise Island, The Bahamas. Atlantis is a unique destination casino resort featuring three interconnected hotel towers built around a 7-acre lagoon and a 34-acre marine environment that includes the world's largest open-air marine habitat. The Company also developed and receives certain revenues from Mohegan Sun in Uncasville, Connecticut. Following the completion of a $1 billion expansion, the Native American-themed Mohegan Sun has become one of the premier casino resort destinations in the United States. In the luxury resort hotel business, the Company operates ten luxury resorts in The Bahamas, Mauritius, Dubai, the Maldives and Mexico. For more information concerning the Company and its operating subsidiaries visit www.kerzner.com.

Inquiries should be directed to John Allison, Executive Vice President – Chief Financial Officer of Kerzner International Limited at +1.242.363.6016.

Certain statements and information included in this release constitute "forward looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Companies to be materially different from any future results, performance, or achievements expressed or implied in such forward looking statements. Additional discussion of factors that could cause actual results to differ materially from management's projections, forecasts, estimates and expectations is contained in the companies' SEC filings.